As filed with the Securities and Exchange Commission on June 21, 2012

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

The New Ireland Fund, Inc.
(Name of Subject Company (Issuer))

The New Ireland Fund, Inc.
(Name of Filing Persons (Offeror and Issuer))

Shares of Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

THE NEW IRELAND FUND, INC.
c/o BNY Mellon Investment Servicing (US) Inc.
One Boston Place, 34th Floor
Boston, Massachusetts 02109
1-800-468-6475

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Patricia A. Poglinco, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $8,066,520*	Amount of Filing Fee: $924.42**

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 924,000 shares of common stock of The New Ireland Fund, Inc., which represents the estimated maximum number of such shares to be acquired in the tender offer, by a price per share of $8.73, which represents 98% of the net asset value per share on May 11, 2012.

** Calculated at $114.60 per $1,000,000 of the transaction value.

[X]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

Amount Previously Paid: $924.42
Form or Registration No.: Schedule TO

Filing Party: The New Ireland Fund, Inc.
Date Filed: May 15, 2012
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Explanatory Note

This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO originally filed by The New Ireland Fund, Inc. (the "Fund") with the Securities and Exchange Commission (the "Commission") on May 15, 2012 to add additional exhibits in accordance with Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934.

Item 12.  Exhibits.

(a)(1)	Offer to Purchase.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Text of Letter to Shareholders of the Fund.*

(a)(7)	Pre-Commencement Communication.*

(a)(8)	Compromise and Standstill Agreement.**

(a)(9)	Press Release Dated June 14, 2012. (Filed herewith)

(a)(10)	Press Release Dated June 20, 2012. (Filed herewith)

 * Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 15, 2012.

**Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed by the Fund with the Commission on June 4, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW IRELAND FUND, INC.

/s/ Sean Hawkshaw
Name: Sean Hawkshaw
Title:  President

Dated: June 21, 2012